Exhibit 99.1

                 Qiao Xing Mobile's Subsidiary, CECT,
             Launches Innovative Wrist Watch Mobile Phone

            W100 Believed to be First Watch Phone in China

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    BEIJING--(BUSINESS WIRE)--Aug. 14, 2007--Qiao Xing Mobile
Communication Co., Ltd. ("Qiao Xing Mobile" or the "Company") (NYSE:
QXM), one of China's leading domestic manufacturers of mobile handsets which operates its business primarily through its subsidiary, CEC Telecom Co., Ltd. ("CECT"), today announced the launch of one of the Company's most innovative products to date, the W100 Wrist Watch phone. The W100 has the following features:

    -- 65k TFT-LCD touch screen- The touch screen makes the phone extremely easy to see and use.

    -- 1GB T-flash extendable memory, multi-media & connectivity functions- The handset comes with 1GB of flash memory that provides ample flexibility for data storage, and offers enhanced multi-media and connectivity features, including MP3, Mpeg4, instant messaging, Blue tooth, and a surround sound Bluetooth headset.

    --  FM radio- The W100 offers a built-in FM radio;

    --  Camera- The phone is equipped with a 1.3 megapixel camera

    -- Colorful design- The W100 comes in 7 colors that will allow it to fit the tastes of a wide variety of users.

    The phone will appear in stores in mid-September. The Company plans to introduce TV infomercials to help market and sell the product.

    According to Mr. Wu Zhi Yang, Chairman of QXM, "We are extremely excited by this product, which represents the culmination of many months of hard work and the close and successful collaboration among our marketing, sales and product development teams. Given the truly unique features of this phone, we think it will not only see favorable reception in the market, but we also believe that it could help enhance the overall recognition of our brand in China."

    About Qiao Xing Mobile Communication Co., Ltd.:

    Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

    Safe Harbor Statement

    This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "aim," "anticipate," "believe," "continue," "estimate," "expect," "intend," "is /are likely to," "may," "plan," "potential," "will" or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 14, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

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    CONTACT: Qiao Xing Mobile Communication Co., Ltd.
             Ma Tao, 8610 6250 1706
             matao@qxmc.com
             or
             Christensen
             Shelldy Cheung, 852 2117 0861
             scheung@ChristensenIR.com
             or
             Christopher Gustafson, 1 212-618-1978
             cgus@christensenIR.com